

September 20, 2022

Christopher M. Abundis
EVP, CFO, General Counsel & Secretary
SILVERBOW RESOURCES, INC.
920 Memorial City Way, Suite 850
Houston, Texas 77024

> **Re: SILVERBOW RESOURCES, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 3, 2022**
> **File No. 001-08754**

Dear Mr. Abundis:

We have reviewed your September 15, 2022 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Supplemental Reserves Information, page 80

1. We have read your response to prior comment 5 and note the illustration of your proposed disclosure revisions includes a reconciliation of the changes that occurred in total proved reserves for each of the last three annual periods ending December 31, 2019, 2020 and 2021. Please refer to Instruction 1 to Item 302(b) of Regulation S-K and conform your presentation to provide a reconciliation for each annual period as applicable (consistent with your disclosure of two years of financial information). Please note that your revised presentation would still require the separate disclosure of the proved developed and the proved undeveloped reserves by individual product type for the beginning of each annual period, e.g. as of December 31, 2019, 2020 and 2021, for a reconciliation of the changes in total proved reserves for the years ended December 31, 2020 and 2021.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Annie Foley